1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA
P. 212.880.6000 | F. 212.682.0200
www.torys.com

Mile T. Kurta
mkurta@torys.com
P. 212.880.6363

February 21, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:                             Brookfield Office Properties Inc.
                                                Schedule 13E-3
                                                Schedule 14D-9F
                                                Filed February 12, 2014
                                                File No. 005-59615

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P. (“Brookfield Property Partners”), Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”), the BPY Filing Persons are responding to Comment No. 2 of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) included in the Staff’s letter, dated February 18, 2014, regarding the Schedule 13E-3 (the “Schedule 13E-3”) of Brookfield Office Properties Inc. (“BPO”) filed on February 12, 2014 and BPO’s Schedule 14D-9F (the “Schedule 14D-9F”) filed on February 12, 2014 in connection with Brookfield Property Partners’ offer to purchase any or all outstanding common shares of BPO (the “Offer”).

For your convenience, the Staff’s Comment No. 2 is set forth in bold, followed by the response. Capitalized terms used but not defined have the meanings specified in Brookfield Property Partners’ Registration Statement on Form F-4 (the “Registration Statement”) filed in connection with the Offer.

Schedule 14D-9F

Certain Unaudited Financial Projections, page 33

2.                                      BPY projections appearing on pages 25 and 34 of Exhibit (c)(4) and (c)(5), respectively, of the Schedule 13E-3 appear to differ from each other and those appearing in the Form F-4 of Brookfield Property Partners L.P. Please advise why these projections were not disseminated to security holders.

Response:

Exhibit (c)(4) of BPO’s Schedule 13E-3

Brookfield Property Partners respectfully advises the Staff that the financial projections of proportionate cash flow disclosed on page 25 of Exhibit (c)(4) to BPO’s Schedule 13E-3 (the “Fairness Presentation”) are consistent with the Adjusted Financial Projections (the “Adjusted Financial Projections”) disclosed on pages 26-27 of the Registration Statement, except that certain of the items were immaterially different solely due to different rounding approaches being employed. In addition, the dividend metrics disclosed on page 25 of the Fairness Presentation are also consistent with the Adjusted Financial Projections and other disclosure in the Registration Statement as the dividends paid in each year presented are based on the $1.00 per unit dividend target as well as the target payout of 80% of FFO, in each case as disclosed in the Registration Statement.

Exhibit (c)(5) of BPO’s Schedule 13E-3

Regarding the standalone and pro forma projections included on page 34 of Exhibit (c)(5) to BPO’s Schedule 13E-3 (the “Preliminary Valuation Report”), Brookfield Property Partners respectfully advises the Staff that such projections have not been disseminated to BPO shareholders because they are not material.

It should be noted that the projections presented on page 34 of the Preliminary Valuation Report are the projections of the bidder (i.e., Brookfield Property Partners) and not the target. We understand that the Staff historically has been focused on disclosure of multiple sets of projections of the target and not of the bidder in the context of an exchange offer, and all relevant projections of BPO have been included in the Directors’ Circular that was disseminated to BPO shareholders.

Brookfield Property Partners has disclosed on pages 24-25 of the Registration Statement the projections prepared by Brookfield Property Partners and provided to BPO and Morgan Stanley (the “Base Case Financial Projections”). In addition, Brookfield Property Partners has disclosed the Adjusted Financial Projections on pages 26-27 of the Registration Statement which take into account, among other things, certain changes to the assumptions underlying the Base Case Financial Projections requested by Morgan Stanley and which were relied upon by Morgan Stanley for purposes of the final valuations included in the Registration Statement.

Although different from both the Base Case Financial Projections and the Adjusted Financial Projections included in the Registration Statement, the pro forma projections included on page 34 of the Preliminary Valuation Report are not materially different on a quantitative basis than the pro forma projections of Brookfield Property Partners included in the Registration Statement. Pro forma Cash FFO (which represents operational earnings and is an important metric in evaluating the operating performance of Brookfield Property Partners) as presented on page 34 of the Preliminary Valuation Report was not materially different when compared to pro forma Cash FFO presented in the Base Case Financial Projections and the Adjusted Financial Projections disclosed in the Registration Statement as shown in the table below (and approximated the midpoint between the Cash FFO presented in the Base Case Financial Projections and the Adjusted Financials Projections). In all years presented, the variance between pro forma Cash FFO as presented on page 34 of the Preliminary Valuation Report to pro forma Cash FFO presented in the Adjusted Financial Projections was not greater than 4%.

(US$ millions, on a proportionate basis)	2014E	2015E	2016E	2017E

Cash FFO—Base Case Financial Projections	690	855	989	1,211
Cash FFO—Adjusted Financial Projections	666	819	953	1,129
Cash FFO—Pro Forma Projections Disclosed in the Preliminary Valuation Report	673	833	969	1,177
Variance between Cash FFO presented in Adjusted Financial Projections and Pro Forma Projections Disclosed in the Preliminary Valuation Report	1%	2%	2%	4%

In addition, the pro forma projections of Brookfield Property Partners included on page 34 of the Preliminary Valuation Report are not material because they were only an interim presentation of projections of Brookfield Property Partners requested by Morgan Stanley to reflect certain adjustments to the Base Case Financial Projections. These projections do not provide BPO shareholders with a better understanding of Brookfield Property Partners than the projections disclosed in the Registration Statement and disseminated to BPO shareholders as they do not reflect all the adjustments made to the Base Case Financial Projections used to derive the Adjusted Financial Projections that were disseminated to BPO shareholders and relied upon by Morgan Stanley to prepare its final valuation. Therefore, the interim pro forma projections included in the Preliminary Valuation Report represented only a preliminary view of the adjustments that were ultimately more fully developed in the Adjusted Financial Projections disseminated to BPO shareholders.

Although the pro forma information other than Cash FFO presented on page 34 of the Preliminary Valuation Report is in certain cases considerably different than the pro forma information presented in the Adjusted Financial Projections, this is primarily due to the fact that the Adjusted Financial Projections (i) included one asset (the Manhattan West development project, which flowed through Total Investing Activities, Total Financing Activities, Total Other and Cash Generated) and (ii) reflected the increase in cash offer price.  In addition, although the inclusion of the Manhattan West development project impacts the relative values of the Total Investing Activities, Total Financing Activities, Total Other and Cash Generated line items (i.e., an increase in one line item would cause a corresponding decrease in one or more other line items), it should not have a material impact on the future net asset value of Brookfield Property Partners given the fact that the value of this project should generally be equal to the capital invested in such project.

It should also be noted that the preliminary presentation set forth in the Preliminary Valuation Report indicated a fair market value for Brookfield Property Partners units in the range of $19.00 to $22.00 per unit, the exact range provided in the final valuation that were based on the Adjusted Financial Projections, which further demonstrates that the pro forma projections included on page 34 of the Preliminary Valuation Report are not material.

The standalone projections of Brookfield Property Partners included on page 34 of the Preliminary Valuation Report are not material since they do not reflect the projections of Brookfield Property Partners on a pro forma basis after giving effect to the transactions (but were otherwise prepared on a consistent basis with the pro forma projections included on page 34 of the Preliminary Valuation Report). The Base Case Financial Projections and the Adjusted Financial Projections each have been prepared on a pro forma basis, are presented in the Registration Statement and have been disseminated to BPO shareholders. The Base Case Financial Projections and the Adjusted Financial Projections provide BPO shareholders with a better understanding of their investment in units of Brookfield Property Partners than projections prepared on a standalone basis and therefore are more relevant to a BPO shareholder in making its investment decision whether to tender to the Offer. The standalone projections also were not used to determine the final valuation performed by Morgan Stanley.

Finally, the Directors’ Circular included in BPO’s Schedule 14D-9F summarizes the presentation delivered by Morgan Stanley on December 3, 2013 and the Preliminary Valuation Report, and qualifies the summary in its entirety to the copy of the Preliminary Valuation Report attached as an exhibit to BPO’s Schedule 13E-3. Therefore, BPO shareholders are on notice of, and have access to, the Preliminary Valuation Report (including the standalone projections and pro forma projections included therein).

Given the immateriality of the projections of Brookfield Property Partners provided in the Preliminary Valuation Report, we believe that such projections would not need to be disseminated to BPO shareholders.

*   *   *   *

The BPY Filing Persons each acknowledge that:

•                                          the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

cc: John Stinebaugh